Mail Stop 3561
							March 22, 2006



Alexander Long, President
UGODS, Inc.
9101 West Sahara, Suite 105-195
Las Vegas, NV  89117-5772

      Re:	UGODS, INC.
                  Amendment No. 1 to the
		Registration Statement on Form SB-2
                        Filed March 15, 2006
		File No. 333-131131

Dear Mr.  Long:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current dated consent of the independent accountants in any amendments.






      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Brian K. Bhandari, Staff Accountant, at
(202)
551-3390 or Hugh West, Accounting Branch Chief, at (202) 551-3399 if you have questions regarding comments on the financial statements and related matters. Please contact Goldie B. Walker, Financial Analyst, at (202) 551-3234 or me at (202) 551-3790 with any other questions.

						Sincerely,



								John D. Reynolds
								Assistant Director

cc:  1st Global Stock Transfer, LLC
      7361 Prairie Falcon Road, Suite 110
      Las Vegas, NV 89128
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Alexander Long, President
UGODS, Inc.
March 22, 2006
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